Exhibit 15.1

GENERATION INCOME PROPERTIES, INC.
ANNOUNCES THIRD QUARTER 2020 FINANCIAL RESULTS

FOR IMMEDIATE RELEASE

Tampa, FL, November 13, 2020 – Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) today announced its results for the third quarter ended September 30, 2020.

Key Third Quarter 2020 Operating and Financial Highlights:

●	Revenues from operations increased approximately $567 thousand over the prior year quarter to approximately $872 thousand

●	Portfolio was 100% occupied and all tenants paid contractual rents on time

●	Approximately $0.6 million of cash remained on hand as of September 30, 2020

●	Net loss was approximately $403 thousand as compared to the prior year quarter loss of $138 thousand

●	Core Funds from Operations (“Core FFO”) was approximately negative $13 thousand as compared to approximately negative $127 thousand in the prior year quarter

●	Core FFO per share was negative $0.025 as compared to a negative Core FFO per share of $0.24 in the prior year quarter

CEO David Sobelman

“We continue to work hard to put GIP in the best position possible during these unprecedented times,” said founder and CEO David Sobelman. “I am very happy to note that we continue to collect rent on time and in full and provide shareholders with a solid distribution.”

Financial Results

Revenue

During the three-month period ended September 30, 2020, total revenues from operations were approximately $872 thousand as compared to $305 thousand for the three-month period ended September 30, 2019. Revenues increased $567 thousand due to three additional properties generating revenue for the three months ended September 30, 2020.

Operating Expenses

During the three-month periods ended September 30, 2020 and 2019, we incurred total expenses of approximately $1,275 thousand and $443 thousand, respectively.

During the three-month period ended September 30,2020, general, administrative and organizational (“GAO”) of $268 thousand for 2020 and $149 thousand for 2019. The $119 thousand increase in GAO expenses is due in part to $38 thousand of additional legal fees, increased audit and accounting fees of $35 thousand, increased corporate insurance of $18 thousand, $20 thousand of increased stock compensation plus $8 thousand of other costs.

During the three-month period ended September 30, 2020 and 2019, we incurred building expenses of approximately $179 thousand and $33 thousand, respectively. The increase is due to the three additional properties which were owned for the entire three months in 2020 of which two of the properties are office buildings for which we bear the costs of utilities, repairs, maintenance and other operating expenses.

During the three-month period ended September 30, 2020 and 2019, we incurred depreciation and amortization expense of approximately $364 thousand and $107 thousand, respectively. The increase is due to the additional three properties which were owned for the three months in 2020.

During the three-month periods ended September 30, 2020 and 2019, we incurred interest expense on debt and the amortization of debt issuance costs of approximately $334 thousand and $128 thousand, respectively. The increase in interest expense incurred is the result of mortgages for the additional properties purchased in 2019.

During the three-month period ended September 30, 2020 and 2019, we incurred compensation costs of approximately $130 thousand and $27 thousand respectively. The increase is reflective of additional personnel hires and their related compensation for the three-month period in 2020.

Income Tax Benefit

We did not record an income tax benefit for the three-months ended September 30, 2020 or 2019 because we have been in a net loss situation since inception and have recorded a valuation allowance to offset any tax benefits generated by the operating losses.

Net Loss

During the three-month periods ended September 30, 2020 and 2019, we experienced a net loss of approximately $403 thousand and $138 thousand, respectively. The increase in net loss was the result of increased revenues offset by increased building expenses, depreciation and amortization, increased GAO costs and interest expense.

Net Income Attributable to Non-controlling Interests

During the three-month period ended September 30, 2020, net income attributable to non-controlling interest was approximately $152 thousand as compared to a net income of $114 thousand for the three months ended September 30, 2019. The variance is attributable to the increase in distributions of $122 thousand paid to the limited partnership interests in our Operating Partnership offset in part by the redemption of the non-controlling interest for our Alabama property in December 2019.

Net Loss Attributable to Shareholders

During the three-month periods ended September 30, 2020 and 2019, we generated a net loss attributable to our shareholders of approximately $555 thousand versus a net loss of $253 thousand, respectively.

Core Funds From Operations

Core FFO for the three months ended September 30, 2020 and 2019 was a loss of $13 thousand and $127 thousand, respectively; a $114 thousand improvement over the prior year comparable period. Core FFO is a non-GAAP financial measure. A reconciliation of Core FFO to GAAP net income is included in the schedules attached hereto.

Liquidity

As of September 30, 2020 and the year ended December 31, 2019, we had approximately $0.6 million and $1.4 million, respectively, of cash on hand. As of September 30, 2020 and the year ended December 31, 2019, we had total current liabilities (excluding the current portion of the acquired lease intangible liability) of approximately $0.6 million, respectively.

Company Contact:

Justin Gore - Director of Communications

Generation Income Properties Inc.

Tel (813) 448-1234

jgore@gipreit.com

About Generation Income Properties

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment trust formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets. GIP invests primarily in freestanding, single-tenant commercial retail, office and industrial properties.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the Company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the Company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the Company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the Company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Generation Income Properties, Inc.

Consolidated Balance Sheet

	As of September 30,	As of December 31,
	2020	2019
	(Unaudited)
Assets

Investment in real estate
Property	$35,687,537	$35,462,653
Tenant improvements	482,701	482,701
Acquired lease intangible assets	2,829,382	2,858,250
Less accumulated depreciation and amortization	(1,948,815)	(864,898)
Total investments	37,050,805	37,938,706
Cash and cash equivalents	437,955	974,365
Restricted cash	184,800	424,000
Deferred Rent asset	66,612	65,102
Prepaid expenses	181,231	78,008
Deferred financing costs	506,048	590,990
Accounts Receivable	74,016	73,848
Escrow deposit and other assets	46,243	10,607
Total Assets	$38,547,710	$40,155,626

Liabilities and Stockholder’s Equity

Liabilities
Accounts payable	$171,137	$82,937
Accrued expenses	293,540	473,545
Acquired lease intangible liability, net	443,021	525,144
Insurance payable	98,604	55,200
Deferred rent liability	127,932	89,599
Note Payable - related party	1,100,000	1,900,000
Mortgage loans, net of unamortized discount of $693,602 and $182,255 at September 30, 2020 and December 31, 2019, respectively	27,149,502	26,397,547
Total liabilities	29,383,736	29,523,972

Redeemable Non-Controlling Interests	8,198,251	8,198,251

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 526,918 shares issued and outstanding at September 30, 2020 and 525,250 at December 31, 2019	5,270	5,253
Additional paid-in capital	4,637,775	4,773,639
Accumulated deficit	(3,677,322)	(2,345,489)
Total Generation Income Properties, Inc. stockholders’ equity	965,723	2,433,403

Total Liabilities and Stockholders’ Equity	$38,547,710	$40,155,626

Generation Income Properties, Inc.

Consolidated Statements of Operations (unaudited)

	Three Months ended September 30,		Nine Months ended September 30,
	2020	2019	2020	2019
Revenue
Rental income	$871,825	$304,895	$2,630,067	$857,013

Expenses
General, administrative and organizational costs	267,608	149,030	689,660	757,428
Building expenses	179,319	32,728	534,947	82,089
Depreciation and amortization	363,898	106,648	1,083,917	306,363
Interest expense, net	334,323	127,896	1,060,776	390,983
Other expenses	—	—	—	85,000
Compensation costs	129,880	27,066	257,882	81,371
Total expenses	1,275,028	443,368	3,627,182	1,703,234
Net Loss	$(403,203)	$(138,473)	$(997,115)	$(846,221)

Less: Net income attributable to Non-controlling interest	152,023	114,454	334,718	327,449
Net Loss attributable to Generation Income Properties, Inc.	$(555,226)	$(252,927)	$(1,331,833)	$(1,173,670)

Total Weighted Average Shares of Common Shares Outstanding	525,468	523,830	525,323	496,825

Basic and Diluted Loss Per Share Attributable to Common Stockholder	$(1.06)	$(0.48)	$(2.54)	$(2.36)

Generation Income Properties, Inc.

Consolidated Statements of Stockholders’ Equity

For the Three and Nine Months Ended September 30, 2020 and 2019 (unaudited)

	Common Stock		Additional Paid-In	Accumulated	Generation Income Properties, Inc. Stockholders’	Redeemable Non-Controlling
	Shares	Amount	Capital	Deficit	Equity	Interest

Balance, December 31, 2019	525,250	$5,253	$4,773,639	$(2,345,489)	$2,433,403	$8,198,251

Common stock issued for services	—	—	20,023	—	20,023	—
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(142,844)
Dividends paid on Common Stock	—	—	(105,101)	—	(105,101)	—
Net (loss) income for the year	—	—	—	(494,032)	(494,032)	142,844

Balance, March 31, 2020	525,250	$5,253	$4,688,561	$(2,839,521)	$1,854,293	$8,198,251

Common stock issued for services	—	—	27,009	—	27,009	—
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(39,851)
Dividends paid on Common Stock	—	—	—	—	—	—
Net (loss) income for the year	—	—	—	(282,575)	(282,575)	39,851

Balance, June 30, 2020	525,250	$5,253	$4,715,570	$(3,122,096)	$1,598,727	$8,198,251

Common stock issued for services	1,668	17	27,289	—	27,306	—
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(152,023)
Dividends paid on Common Stock	—	—	(105,084)	—	(105,084)	—
Net (loss) income for the year	—	—	—	(555,226)	(555,226)	152,023

Balance, September 30, 2020	526,918	$5,270	$4,637,775	$(3,677,322)	$965,723	$8,198,251

Balance, December 31, 2018	459,951	$4,600	$3,698,740	$(837,623)	$2,865,717	$2,165,634

Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(48,214)
Deferred Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(54,927)
Net (loss) income for the year	—	—	—	(207,681)	(207,681)	103,141

Balance, March 31, 2019	459,951	$4,600	$3,698,740	$(1,045,304)	$2,658,036	$2,165,634

Common stock issued for cash	50,000	500	999,500	—	1,000,000	—
Common stock issued for services	15,299	153	305,812	—	305,965	—
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(54,927)
Deferred Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(54,927)
Dividends paid on Common Stock	—	—	(119,676)	—	(119,676)	—
Net (loss) income for the year	—	—	—	(713,062)	(713,062)	109,854

Balance, June 30, 2019	525,250	$5,253	$4,884,376	$(1,758,366)	$3,131,263	$2,165,634

Common stock issued for services	—	—	7,032	—	7,032	—
Issuance of Redeemable Non-Controlling Interest	—	—	—	—	—	1,200,000
Issuance of Redeemable Operating Partnership Units	—	—	—	—	—	6,998,251
Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(64,552)
Deferred Distribution on Redeemable Non-Controlling Interest	—	—	—	—	—	(49,902)
Net (loss) income for the year	—	—	—	(252,927)	(252,927)	114,454

Balance, September 30, 2019	525,250	$5,253	$4,891,408	$(2,011,293)	$2,885,368	$10,363,885

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows (unaudited)

	Nine Months Ended September 30,
	2020	2019
OPERATING ACTIVITIES
Net loss	$(997,115)	$(846,221)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation	776,070	234,156
Amortization of acquired lease intangible assets	307,847	72,207
Amortization of debt issuance costs	106,210	49,131
Amortization of below market leases	(82,123)	(12,087)
Stock award compensation	74,338	312,997
Changes in operating assets and liabilities
Account receivables	(168)	(19,334)
Other assets	(35,636)	(1,369)
Deferred rent asset	(1,510)	(21,121)
Prepaid expense	(103,223)	(178,199)
Accounts payable	29,503	100,837
Accrued expenses	64,173	(158,941)
Deferred rent liability	38,333	—
Net cash provided by (used in) operating activities	176,699	(467,944)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	(196,016)	(16,463,480)
Escrow deposits for purchase of properties	—	110,000
Net cash used in investing activities	(196,016)	(16,353,480)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	—	1,000,000
Proceeds from issuance of redeemable interest	—	1,200,000
Mortgage loan borrowings	11,287,500	16,884,140
Mortgage loan repayments	(10,024,198)	(3,580)
Mortgage loan repayments - related party	(800,000)	—
Deferred financing costs paid in cash	(153,239)	—
Stock costs paid in cash	—	(124,200)
Debt issuance costs paid in cash	(564,857)	(171,301)
Insurance financing borrowings	189,153	59,891
Insurance financing repayments	(145,749)	(23,076)
Distribution on redeemable non-controlling interests	(334,718)	(167,693)
Dividends paid on common stock	(210,185)	(119,676)

Net cash generated from (used in) financing activities	(756,293)	18,534,505

Net Increase (Decrease) in Cash	(775,610)	1,713,081
Cash and cash equivalents and restricted cash - beginning of period	1,398,365	642,132
Cash and cash equivalents and restricted cash - end of period	$622,755	$2,355,213

CASH TRANSACTIONS
Interest Paid	940,316	324,070
NON-CASH TRANSACTIONS
Operating partnership units issued for property acquisitions	—	6,998,251
Deferred financing cost incurred on account	182,697	—
Deferred distribution on redeemable non-controlling interest	—	159,756

Non-GAAP Financial Measures

Our reported results are presented in accordance with GAAP. We also disclose funds from operations (FFO) and adjusted funds from operations (AFFO) both of which are non-GAAP financial measures. We believe these two non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

FFO and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as GAAP net income or loss adjusted to exclude extraordinary items (as defined by GAAP), net gain or loss from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets and real estate related depreciation and amortization, including the pro rata share of such adjustments of unconsolidated subsidiaries. To derive AFFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to non-cash revenues and expenses such as amortization of deferred financing costs, amortization of capitalized lease incentives, above- and below-market lease related intangibles, non-cash stock compensation, and non-cash compensation. Such items may cause short-term fluctuations in net income but have no impact on operating cash flows or long-term operating performance. We use AFFO as one measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other companies.

We also use Core FFO and Core AFFO to adjust for non-capitalized costs incurred by the Company in relation to initial public company status and costs incurred with up-listing to Nasdaq. These costs will typically include non-cash stock compensation, consulting fees to investment banks, consultants for advice for public company status, non-recurring litigation expenses and distribution on redeemable non-controlling interest OP Units. Core FFO and Core AFFO may not be comparable to similarly titled measures employed by other companies.

The following table reconciles net income (which we believe is the most comparable GAAP measure) to FFO and AFFO:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Net Loss attributable to Generation Income Properties, Inc.	$(555,226)	$(252,927)	$(1,331,833)	$(1,173,670)
Depreciation and amortization	363,898	106,648	1,083,917	306,363
Funds From Operations	(191,328)	(146,279)	(247,916)	(867,307)

Amortization of deferred financing costs	28,424	11,898	106,210	49,131
Distribution on redeemable non-controlling interests OP Units	122,470	—	244,939	—
Settlement costs	—	—	—	85,000
Non-cash stock compensation	27,306	7,032	74,338	312,997
Adjustments From Operations	178,200	18,930	425,487	447,128

Core Funds From Operations	$(13,128)	$(127,349)	$177,571	$(420,179)

Net Loss attributable to Generation Income Properties, Inc.	$(555,226)	$(252,927)	$(1,331,833)	$(1,173,670)
Depreciation and amortization	363,898	106,648	1,083,917	306,363
Amortization of deferred financing costs	28,424	11,898	106,210	49,131
Above-and below-market lease related intangibles	(27,374)	(5,025)	(82,123)	(12,087)
Adjusted Funds From Operations	(190,278)	(139,406)	(223,829)	(830,263)

Distribution on redeemable non-controlling interests OP Units	122,470	—	244,939	—
Non-cash stock compensation	27,306	7,032	74,338	312,997
Public company consulting fees	20,000	—	50,000	—
Settlement costs	—	—	—	85,000

Adjustments From Operations	169,776	7,032	369,277	397,997
Core Adjusted Funds From Operations	$(20,502)	$(132,374)	$145,448	$(432,266)